Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

Agreement and Plan of Merger (“Agreement”), dated as of October 27, 2009, by and between VS Holdings, Inc., a Delaware corporation (“Holdings”), and VS Parent, Inc. (“Parent”).

WHEREAS, Holdings is a corporation duly organized and existing under the laws of the State of Delaware;

WHEREAS, Parent is a corporation duly organized and existing in the State of Delaware;

WHEREAS, the respective boards of directors of Holdings and Parent have determined that it is in the best interests of Holdings and Parent and have approved, adopted and acknowledged in this Agreement that Parent shall merge with and into Holdings, with Holdings surviving the merger (the “Merger”) pursuant to Section 251(a) of the General Corporation Law of the State of Delaware (the “DGCL”), on the terms and conditions set forth herein in accordance with the applicable provisions of the laws of the State of Delaware, and have further approved the execution of this Agreement by the authorized officers of Holdings and Parent.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereby agree:

1. The Merger. Upon the terms and conditions hereinafter set forth and in accordance with the DCGL, at the Effective Time (as defined below), Parent shall be merged with and into Holdings and thereupon the separate existence of Parent shall cease, and Holdings, as the surviving corporation (the “Surviving Corporation”), shall continue to exist under and be governed by the DGCL. The name of the Surviving Corporation shall be “Vitamin Shoppe, Inc.”.

2. Filing. Holdings will cause a Certificate of Merger, in compliance with the provisions of applicable law, to be executed and filed with the Secretary of State of Delaware (the “Certificate of Merger”).

3. Effective Time of Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of Delaware (the “Effective Time”).

4. Governing Documents. At the Effective Time the Certificate of Incorporation of Holdings shall be amended and restated as attached hereto as Exhibit A, as permitted under Section 251(c)(4) of the DGCL and filed with the Certificate of Merger with the Secretary of State of Delaware. The bylaws of Parent shall be the bylaws of the Surviving Corporation.

5. Board of Directors. The persons who are members of the Board of Directors of Parent immediately prior to the Effective Time shall, after the Effective Time, be the members of the Board of Directors of the Surviving Corporation, all of whom shall hold their directorships until the election and qualification of their respective successors or until their tenure is otherwise terminated in accordance with the Bylaws of the Surviving Corporation.

6. Officers. The persons who are officers of Parent immediately prior to the Effective Time shall, after the Effective Time, be the officers of the Surviving Corporation, all of whom shall hold their respective offices until the election and qualification of their respective successors or until their tenure is otherwise terminated in accordance with the Bylaws of the Surviving Corporation.

7. Conversion. At the Effective Time, by virtue of the Merger and without any action on the part of the stockholders of Parent, each share of common stock of Parent issued and outstanding immediately prior to the Effective Time shall be converted into and become 1.86108779953164 validly issued, fully paid and nonassessable shares of common stock of the Surviving Corporation. At the Effective Time, by virtue of the Merger and without any action on the part of the stockholders of Parent, each share of Series A Preferred Stock, par value $0.01 per share of Parent (“Parent Preferred”) issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive one (1) validly issued, fully paid and nonassessable share of Series A Preferred Stock, $0.01 par value of the Surviving Corporation (“Holdings Preferred”), which share of Holdings Preferred shall be deemed to be issued at the Effective Time with accrued dividends (both accumulated and unaccumulated) equal to the amount of all dividends accrued (both accumulated and unaccumulated) immediately prior to the Effective Time on the share of Parent Preferred in respect of which it is issued. At the Effective Time, by virtue of the Merger and without any action on the part of the stockholders of Holdings, each outstanding share of capital stock of Holdings issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished.

8. Effect of Merger. At and after the Effective Time, the Surviving Corporation shall possess all the assets of every description, and every interest in the assets, wherever located, and the rights, privileges, immunities, powers, franchises and authority, of a public as well as a private nature, of each of Parent and Holdings, and all obligations belonging to or due to each of Parent and Holdings, all of which vested in the Surviving Corporation without further act or deed. The Surviving Corporation shall be liable for all the obligations of Parent and Holdings; any claim existing, or action or proceeding pending, by or against Parent or Holdings may be prosecuted to judgment, with right of appeal, as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place; and all the rights of creditors of each of Parent and Holdings shall be preserved unimpaired.

9. Tax Treatment. Holdings, Parent and all other parties to this Agreement hereby agree that this Agreement is intended to constitute a Plan of Reorganization and that the modifications and changes made pursuant to this Agreement are intended to constitute a “statutory merger” of Holdings and Parent as described in section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, and all parties agree to account for the modifications and changes contemplated by this Agreement in a manner consistent with this intention, including, without limitation, filing all appropriate tax forms, returns and disclosures in a manner consistent with the status as a statutory merger.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

VS PARENT, INC.

By:	/s/ James M. Sander
	Name:	James M. Sander
	Title:	Vice President, General Counsel and Secretary

VS HOLDINGS, INC.

By:	/s/ James M. Sander
	Name:	James M. Sander
	Title:	Vice President, General Counsel and Secretary

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